UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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09057271

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Innovation Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Ninth Avenue - 17th Floor
(No. And Street)

New York (City) NY (State) 10001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Mack (917) 923-1478
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Pegg & Pegg LLP
(Name - *if individual state last, first, middle name*)

1430 Broadway, Suite 1105A (Address) New York (City) NY (State) 10018 (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, Eric Gebaide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Advisors, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Margaret C. Gay
Notary Public

MARGARET C. GAY
Notary Public, State of New York
Registration #01GA6793355
Qualified In Nassau County
My Commission Expires Jan. 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

INDEPENDENT AUDITORS' REPORT

To the Member of Innovation Advisors, LLC

We have audited the accompanying statement of financial condition of Innovation Advisors, LLC, (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Innovation Advisors, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Pegg & Pegg LLP

New York, NY
February 23, 2009

INNOVATION ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash (Notes 2 and 3)	$ 806,005
Accounts receivable	86,483
Prepaid expenses	12,985
Due from member (Note 4)	76,000
TOTAL ASSETS	$ 981,473

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued bonuses (Note 5)	$ 408,289
Accrued commissions	45,097
Accrued expenses and other liabilities	26,243
Taxes payable	9,900
Member's equity	491,944
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 981,473

The accompanying notes are an integral part of this statement of financial condition.

INNOVATION ADVISORS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

1. Organization and Nature of Business

Innovation Advisors, LLC (the "Company"), a single member limited liability company, was organized under the laws of the State of New York on October 16, 2003. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority.

The Company provides investment banking services to middle-market technology companies. It also provides strategic advisory services related to merger and acquisitions as well as assisting IT companies' efforts to raise capital through private placements.

2. Significant Accounting Policies

The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Management has elected not to issue comparative financial statements or a classified statement of financial condition.

The Company considers highly liquid securities with original maturities of three months or less to be cash equivalents.

The Company follows a policy of accruing NYC Unincorporated Business Tax as if it were a stand alone entity.

3. Concentration of Credit Risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company has not experienced and management does not anticipate any losses on this account. The uninsured balance at December 31, 2008 is $556,005.

INNOVATION ADVISORS, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

4. Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby certain overhead expenses, are allocated to the Company. During the year $420,000 was charged to the Company as follows:

Salary	$ 264,000
Rent	60,000
Miscellaneous services	96,000
	$ 420,000

Periodically throughout the year the Company remits payment to its member owner for current and future expenses. At December 31, 2008, the Company prepaid $76,000 for such expenses.

5. Accrued Bonuses

The Company remits payment to its member owner for bonuses and related payroll taxes to employees of its member owner. Payment in the amount $402,289 was remitted on January 12, 2009.

6. Bad Debt Expense

The Company has elected to use the direct write off method in connection with a fee, due from a client, in the amount of $150,000 that the company has deemed uncollectible.

7. Income Taxes

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's items of income deductions, and tax credits are treated as those of its member owner, a limited liability company taxed as a partnership. The Company and its member owner are not subject to federal or state income taxes since the taxes, if any, are the responsibilities of the owners. The member owner is subject to New York City Unincorporated Business Tax and the Company's estimated share of such is reflected in the financial statements.

The Company had no material differences between the tax basis of assets or liabilities and their reported amounts in the financial statements that would have resulted in temporary differences as defined in the FASB Statement of Financial Standards 109, Accounting for Income Taxes. Accordingly, the Company did not recognize a deferred tax asset or liability.

Tel (212) 532-4287
Fax (212) 889-1694

Pegg & Pegg LLP
Certified Public Accountants
1430 Broadway
Suite 1105A
New York, NY 10018

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of Innovation Advisors, LLC

In planning and performing our audit of the statement of financial condition of Innovation Advisors, LLC, ("the Company") as of December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Innovation Advisors, LLC, to achieve all the divisions of duties and crosschecks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than those specified parties.

Raich & Raich LLP

New York, NY
February 23, 2009